Mail Stop 4561

March 11, 2010

Claude Gingras
Vice-President Corporate Affairs
Viropro Inc.
1806-300 Avenue des Sommets
Verdun, Quebec, Canada H3E 2B1

> **Re: Viropro Inc.**
> **Form 8-K Filed January 19, 2010**
> **Form 8-K Filed February 19, 2010**
> **Form 8-K/A Filed March 8, 2010**
> **File No. 333-06718**

Dear Mr. Gingras:

We have reviewed your response letter dated February 19, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 4, 2010.

Form 8-K/A filed March 8, 2010

Item 4.01 Changes in Registrants Certifying Accountant

1.   Please amend the Form 8-K/A to address the uncertainty related to the ability of the company to continue as a going concern, which is disclosed in the independent accountants' report on the audited financial statements for the years ended November 30, 2008 and 2007. Please note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

2.   Please amend the Form 8-K to explicitly state whether there have been any disagreements with Minyard and Co. as defined by Item 304(a)(1)(iv) of Regulation S-K during the two most recent fiscal years and subsequent interim period through the date of termination.

3. We note that Item (a)(1)(v) in your Form 8-K/A refers to paragraph (B) of Regulation S-B Item 304(a)(1)(iv). Please amend the Form 8-K to reference Item 304(a)(1)(v) of Regulation S-K regarding any reportable event that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.

4. In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant addressing the revised disclosures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact me at (202) 551-3446 if you have any questions regarding the above comments.

Sincerely,

Jaime G. John
Staff Accountant